HUNGARIAN TELECOM (NETHERLANDS) COOPERATIEF U.A.
an indirect wholly owned subsidiary of certain investment partnerships directly or indirectly advised by
Mid Europa Partners LLP

January 15, 2010

IMPORTANT—YOUR IMMEDIATE ATTENTION IS REQUESTED

Dear Invitel Shareholder,

We have previously mailed materials to you regarding our offer to purchase all of your shares of Invitel Holdings A/S (formerly Hungarian Telephone and Cable Corp.).  On January 8, 2010, we announced an extension of our offer.  We have extended the expiration date in order to allow all of Invitel’s investors additional time to participate in the offer, including investors who may not have had an opportunity to tender due to the holiday season. Our offer is now scheduled to expire at 12:00 midnight, New York City time, on Friday, January 22, 2010.

According to the report of the settlement agent for the offer, as of 12:00 midnight, New York City time, on January 7, 2010, a total of approximately 2,332,601 Invitel shares and Invitel ADSs had been tendered in the offer and not withdrawn.  Together with the 12,450,393 Invitel shares already owned by Mid Europa, this represents approximately 88.4% of the outstanding Invitel shares (including Invitel shares represented by Invitel ADSs).

Assuming that Mid Europa controls more than 90% of the outstanding Invitel shares following the completion of the offer, any Invitel shares not acquired in the offer are expected to be acquired in a subsequent compulsory acquisition procedure under Danish law at the same per share cash price offered in the offer.

If you need assistance in tendering your shares or would like additional copies of the offer documentation, please call our Information Agent for the offer, Innisfree M&A Incorporated, toll-free 888-750-5834 (banks and brokers may call collect at 212-750-5833).

Best regards,

MID EUROPA PARTNERS LLP